DABBAH SECURITIES CORP.

Financial Statements

December 31, 2021

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SEC FILE NUMBER
8-42634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DABBAH SECURITIES CORP.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

167 EAST 63RD STREET
(No. and Street)

NEW YORK	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVE DABBAH	646-465-4825	steve@dabbahsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12/14/04	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Dabbah, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dabbah Securities Corp., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PEGGY E DAHAN
Notary Public, State of New York
Registration #01DA6312429
Qualified In New York County
Commission Expires Sept. 29, 2022

Signature: Steve Dabbah

Title: PRESIDENT

Peggy Dahan

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Dabbah Securities Corp.
Table of Contents
December 31, 2021



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dabbah Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dabbah Securities Corp. as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dabbah Securities Corp.'s management. Our responsibility is to express an opinion on Dabbah Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dabbah Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Dabbah Securities Corp.'s financial statements. The supplemental information is the responsibility of Dabbah Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and the regulations under the Commodity Exchange Act. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Dabbah Securities Corp.'s auditor since 2009.

Woodbury, New York
February 15, 2022

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$	65,791
Marketable securites		1,729,673
Due from broker		658,226
Other assets		49,788
Furniture, equipment and improvements, net of accumulated depreciation of $17,533		77,172
Total assets	$	2,580,650

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	27,603
Total liabilities	$	27,603

COMMITTMENTS & CONTINGENCIES - none

STOCKHOLDER'S EQUITY

Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	$	59,800
Additional paid-in-capital		1,010,000
Retained earnings		1,483,247
Total stockholder's equity	$	2,553,047
Total liabilities and stockholder's equity	$	2,580,650

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2021

REVENUES

Commissions	$	1,145,506
Trading losses, net of gains		(97,957)
Other income		2,198
Interest and dividends		40,409
Total revenues	$	1,090,156

EXPENSES

Trading expenses and clearing charges	$	212,717
Employee compensation and related		136,113
Professional fees		78,350
License and registration fees		6,666
Communtications & technology		21,899
Depreciation		4,294
Occupany		112,353
Insurance		98,842
General, administrative and other		140,517
Total expenses	$	811,751
Net income	$	278,405

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2021

	Shares		Common Stock		Additional Paid-In-Capital		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2021	3,000	$	59,800	$	1,010,000	$	1,204,842	$	2,274,642
Net income	-		-		-		278,405		278,405
Balance at December 31, 2021	3,000	$	59,800	$	1,010,000	$	1,483,247	$	2,553,047

DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 278,405
Adjustments to reconcile net income to net cash provided by operating activities:	
Trading losses, net of gains	97,957
Depreciation	4,294
Cash flow from changes in assets and liabilities:	
Purchases of marketable securities, net of sales	(358,457)
Decrease in due from broker	115,295
Increase in other assets	(7,448)
Increase in accounts payable and accrued expenses	8,694
Total adjustments	(139,665)
Net cash provided by operating activities	$ 138,740
CASH FLOWS FROM INVESTING ACTIVITIES	
Building improvements	$ (77,172)
CASH FLOWS FROM FINANCING ACTIVITIES	
None	$ -
Net change in cash and cash equivalents	$ 61,568
Cash and cash equivalents at beginning of year	4,223
Cash and cash equivalents at end of year	$ 65,791
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 2,117
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dabbah Securities Corp. (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and an introducing broker registered with the National Futures Association ("NFA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues and proprietary trading gains and losses are recorded on a trade date basis. The Company believes that, with regards to commission income, the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 15, 2022, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined on the specific identification method.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Good Faith Deposit

At December 31, 2021 the Company maintained Good Faith Deposits totaling approximately $35,000 with its current clearing/trading firms. The Company's active deposits are invested in U.S Treasury Bills and are included in Due From Broker on the accompanying financial statements.

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Due To/From Broker

The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due to/from brokers in the accompanying financial statements.

NOTE 2 – DUE FROM STOCKHOLDER

As of December 31, 2021, the Company's stockholder has received short-term advances amounting to $17,154. These advances are due on demand without interest.

NOTE 3 – FURNITURE, EQUIPMENT & IMPROVEMENTS

Furniture, equipment and improvements are stated at cost. Depreciation is provided for on the straight-line basis using estimated useful lives of 5 to 40 years.

A summary of furniture, equipment and improvements is as follows:

Furniture, equipment & improvements	$	94,705
Less accumulated depreciation		(17,533)
Net	$	77,172

NOTE 4 - MARKETABLE SECURITIES

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. At December 31, 202 marketable securities consisted of common stocks ($1,541,812) and options ($187,861).

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,489,153 which was $1,389,153 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0184 to 1.

NOTE 6 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 7 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

NOTE 8 – CREDIT AND OFF-BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. The Company's clearing broker will require the Company to fulfill the obligation of a customer account that goes into default. The Company monitors customer accounts intraday to mitigate such risk.

NOTE 9 – OFFICE SPACE

The Company's primary office space is located in the residence of the sole shareholder of the Company. The Company paid rent of approximately $112,000 for the year ended December 31, 2021 which is considered fair value of the space provided. The occupancy commitment is month-to-month. The Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842) which requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The Company's does not have any leases meeting the criteria of the new accounting standards.

Supplementary Information

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

NET CAPITAL

Total stockholder's equity	$ 2,553,047
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	$ 2,553,047

Additions: none

Deductions:

Non-allowable assets	$ (144,459)
Proprietary charges on commodities	(540,895)
Total deductions	$ (685,354)

Net capital before haircuts on securities positions	$ 1,867,693
Haircuts on securities	(378,540)
Net capital	$ 1,489,153

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 27,609
Total aggregate indebtedness	$ 27,609

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 1,841
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 1,389,153
Net capital less 120% of minimum required	$ 1,369,153
Ratio: Aggregate indebtedness to net capital	.0184 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II A of Form X-17A-5 as of December 31, 2021)

Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 1,489,153
No differences	-
Net capital per above	$ 1,489,153

The accompanying notes are an integral part of the financial statements.



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Dabbah Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Dabbah Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dabbah Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Dabbah Securities Corp. stated that Dabbah Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Dabbah Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dabbah Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 15, 2022

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

DABBAH SECURITIES CORP.
167 EAST 63RD STREET
NEW YORK, NY 10065

Exemption Report

Dabbah Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(K)(2)(II).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(K)(2)(II) throughout the most recent fiscal year (December 31, 2021) without exception.

Dabbah Securities Corp.

I, Steve Dabbah, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Steve Dabbah, President

Date: February 15, 2022